SECUR[...]SSION

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# A[NNUAL AUDITED RE]PORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 18860

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaSalle St. Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**940 Industrial Drive**
(No. and Street)

**Elmhurst** (City) **Illinois** (State) **60126** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Regan Beaver** **630-600-0309** (Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

**Trimarco, Radencich, Schwartz & Mrazek, LLC**
(Name - *if individual, state last, first middle name*)

**1775 Legacy Circle** (Address) **Naperville** (City) **Illinois** (State) **60563** (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BB 3/2

BB 3/9

# OATH OR AFFIRMATION

I, ___**Daniel Schlesser**_______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______**LaSalle St. Securities, LLC**__ _______________________________, as of ____**December 31**_____________________, 20**09**_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/11

_______________________
Signature

**Chief Financial Officer**
Title

_______________________
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
□ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
X (m) A Copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Members of
LaSalle St. Securities, LLC
Elmhurst, Illinois

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek LLC

February 21, 2010
Naperville, Illinois

**LASALLE ST. SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2009**

## ASSETS

| | |
|---|---|
| Cash | $ 35,207 |
| Cash segregated under federal and other regulations | 50,000 |
| Receivables from broker-dealers and clearing organization | 2,424,814 |
| Mutual funds receivable | 311,276 |
| Accounts receivable | 379,431 |
| Deposit with clearing organizations | 121,885 |
| Securities owned, at market | 4,382,785 |
| Due from affiliates | 62,500 |
| Notes receivable | 535,800 |
| Equipment and leasehold improvements, less accumulated depreciation of $509,527 | 108,233 |
| Other assets | 2,519 |
| Total assets | $ 8,414,450 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 546,439 |
| Commissions payable to broker-dealers | 1,732,706 |
| Accrued payroll | 351,815 |
| Accrued other | 5,771 |
| Due to affiliate | 345,878 |
| Securities sold, not yet purchased, at market | 10,418 |
| Total liabilities | 2,993,027 |
| Member's equity | 5,421,423 |
| Total liabilities and member's equity | $ 8,414,450 |

See notes to financial statements.